630 Rene-Levesque Blvd. West Suite 2500 Montreal, Quebec H3B 1S6 CANADA T+1 514.866.2111 F+1 514.866.2116 bba.ca

CONSENT OF QUALIFIED PERSON

To :	All Canadian Securities Regulatory Authorities (SEDAR) United States Securities and Exchange Commission (EDGAR) Toronto Stock Exchange (SEDAR) NYSE Amex (EDGAR) Aurizon Mines Ltd.

Re:	Technical Report on the Mineral Resource Estimation - Joanna Gold Project, Rouyn-Noranda,Quebec, September 2011 Update (the "Report") prepared for Aurizon Mines Ltd. (the "Company")

I, Patrice Live, Eng., do hereby confirm that I am a qualified person under National Instrument 43-101 and a coauthor of the Report.

The undersigned, for himself and on behalf of BBA Inc., pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects this letter is being filed as the consent to the public filing of the Report and to the use of extracts from, or summaries of, the Report in the Company's Annual Information Form for the fiscal year ended December 31, 2011 (the "AIF") and to being named in the AIF.

The undersigned, for himself and on behalf of BBA Inc.,, confirms to have read the written disclosure in the AIF stated to be derived from the Report and that it fairly and accurately represents the information contained in the Report.

The undersigned further acknowledges that the AIF will be filed as an Exhibit to the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2011 (the "Form 40-F") and consents to BBA Inc., being named in the Form 40-F and authorize the use of the information represented therein relating to the Report.

Dated this 28th day of March, 2012.

Patrice Live, Eng

630 Rene-Levesque Blvd. West Suite 2500 Montreal, Quebec H3B 1S6 CANADA T+1 514.866.2111 F+1 514.866.2116 bba.ca

CONSENT OF QUALIFIED PERSON

To :	All Canadian Securities Regulatory Authorities (SEDAR) United States Securities and Exchange Commission (EDGAR) Toronto Stock Exchange (SEDAR) NYSE Amex (EDGAR) Aurizon Mines Ltd.

Re:	Technical Report on the Mineral Resource Estimation - Joanna Gold Project, Rouyn-Noranda, Quebec, September 2011 Update (the "Report") prepared for Aurizon Mines Ltd. (the "Company")

I, Enzo Palumbo, do hereby confirm that I am a qualified person under National Instrument 43-101 and a coauthor of the Report.

The undersigned, for himself and on behalf of BBA Inc., pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects this letter is being filed as the consent to the public filing of the Report and to the use of extracts from, or summaries of, the Report in the Company's Annual Information Form for the fiscal year ended December 31, 2011 (the "AIF") and to being named in the AIF.

The undersigned, for himself and on behalf of BBA Inc.,, confirms to have read the written disclosure in the AIF stated to be derived from the Report and that it fairly and accurately represents the information contained in the Report.

The undersigned further acknowledges that the AIF will be filed as an Exhibit to the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2011 (the "Form 40-F') and consents to BBA Inc., being named in the Form 40-F and authorize the use of the information represented therein relating to the Report.

Dated this 28th day of March, 2012.

630 Rene-Levesque Blvd. West Suite 2500 Montreal, Quebec H3B 1S6 CANADA T+1 514.866.2111 F+1 514.866.2116 bba.ca

CONSENT OF QUALIFIED PERSON

To :	All Canadian Securities Regulatory Authorities (SEDAR) United States Securities and Exchange Commission (EDGAR) Toronto Stock Exchange (SEDAR) NYSE Amex (EDGAR) Aurizon Mines Ltd.

Re:	Technical Report on the Mineral Resource Estimation - Joanna Gold Project, Rouyn-Noranda,Quebec, September 2011 Update (the "Report") prepared for Aurizon Mines Ltd. (the "Company")

I, Angelo Grandillo, Eng., do hereby confirm that I am a qualified person under National Instrument 43-101 and a co-author of the Report.

The undersigned, for himself and on behalf of BBA Inc., pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects this letter is being filed as the consent to the public filing of the Report and to the use of extracts from, or summaries of, the Report in the Company's Annual Information Form for the fiscal year ended December 31, 2011 (the "AIF") and to being named in the AIF.

The undersigned, for himself and on behalf of BBA Inc.,, confirms to have read the written disclosure in the AIF stated to be derived from the Report and that it fairly and accurately represents the information contained in the Report.

The undersigned further acknowledges that the AIF will be filed as an Exhibit to the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2011 (the "Form 40-F") and consents to BBA Inc., being named in the Form 40-F and authorize the use of the information represented therein relating to the Report.

Dated this 28th day of March, 2012.

630 Rene-Levesque Blvd. West Sulte 2500 Montreal, Quebec H3B 1S6 CANADA T+1 514.866.2111 F+1 514.866.2116 bba.ca

CONSENT OF QUALIFIED PERSON

To :	Aurizon Mines Ltd. All Canadian Securities Regulatory Authorities (SEDAR) United States Securities and Exchange Commission (EDGAR) Toronto Stock Exchange (SEDAR) NYSE Amex (EDGAR)

Re:
Mineral Resource and Mineral Reserve Estimates as of December 31,2011 and the Technical Report on the Casa Berardi Mine, dated March 28,2011 (the "Report") prepared for Aurizon Mines Ltd. (the "Company").

I, Patrice Live, Eng., do hereby confirm that I am a qualified person under National Instrument 43-101 and a co-author of the Report.

The undersigned, for himself and on behalf of BBA Inc., pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects this letter is being filed as the consent to the public filing of and to extracts from, or summaries of, the Report in the Company's News Release dated February 27, 2012 (the "News Release") and the Company's Annual Information Form for the fiscal year ended December 31, 2011 (the "AIF"), to the public filing of the technical information regarding the Casa Berardi Gold Mine contained in the AIF and to being named in the News Release and the AIF.

The undersigned, for himself and on behalf of BBA Inc., confirms to have read the written disclosure in the News Release and the AIF and that it fairly and accurately represents the information contained in the Report and the technical information regarding the Casa Berardi Gold Mine and authorize its use therein.

The undersigned, for himself and on behalf of BBA Inc., further acknowledges that the AIF will be filed as an Exhibit to the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2011 (the "Form 40-F") and consent to being named in the Form 40-F and authorize the use of the information represented therein relating to the Report and the technical information regarding the Casa Berardi Gold Mine.